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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2019

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Revenues and Other Income

Operating revenues, net of royalties (note 4)	10 071	10 327	19 054	19 134

Other income (note 5)	27	101	441	44

	10 098	10 428	19 495	19 178

Expenses

Purchases of crude oil and products	3 286	4 056	5 907	6 903

Operating, selling and general	2 799	2 612	5 631	5 232

Transportation	361	335	697	609

Depreciation, depletion, amortization and impairment	1 513	1 391	2 975	2 815

Exploration	76	19	189	51

Gain on asset exchange and disposals (note 16)	(158)	(4)	(163)	(167)

Financing expenses (note 7)	97	543	129	1 105

	7 974	8 952	15 365	16 548

Earnings before Income Taxes	2 124	1 476	4 130	2 630

Income Tax Expense (Recovery)

Current	395	413	928	749

Deferred (note 15)	(1 000)	91	(997)	120

	(605)	504	(69)	869

Net Earnings	2 729	972	4 199	1 761

Other Comprehensive (Loss) Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(80)	36	(148)	165

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(177)	129	(313)	119

Other Comprehensive (Loss) Income	(257)	165	(461)	284

Total Comprehensive Income	2 472	1 137	3 738	2 045

Per Common Share (dollars) (note 8)

Net earnings – basic	1.74	0.60	2.67	1.08

Net earnings – diluted	1.74	0.59	2.66	1.07

Cash dividends	0.42	0.36	0.84	0.72

See accompanying notes to the condensed interim consolidated financial statements.
48 2019 SECOND QUARTER Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	June 30 2019	December 31 2018

Assets

Current assets

Cash and cash equivalents	2 061	2 221

Accounts receivable	4 345	3 206

Inventories	3 734	3 159

Income taxes receivable	153	114

Total current assets	10 293	8 700

Property, plant and equipment, net (note 12)	76 398	74 245

Exploration and evaluation	2 374	2 319

Other assets	1 275	1 126

Goodwill and other intangible assets	3 059	3 061

Deferred income taxes	200	128

Total assets	93 599	89 579

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	2 198	3 231

Current portion of long-term debt	—	229

Current portion of long-term lease liabilities (note 3)	307	—

Accounts payable and accrued liabilities	6 214	5 647

Current portion of provisions	711	667

Income taxes payable	1 059	535

Total current liabilities	10 489	10 309

Long-term debt	12 984	13 890

Long-term lease liabilities (note 3)	2 693	—

Other long-term liabilities (note 10)	2 751	2 346

Provisions (note 11)	8 174	6 984

Deferred income taxes (note 15)	10 999	12 045

Equity	45 509	44 005

Total liabilities and shareholders' equity	93 599	89 579

See accompanying notes to the condensed interim consolidated financial statements.
2019 SECOND QUARTER Suncor Energy Inc. 49

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Operating Activities

Net Earnings	2 729	972	4 199	1 761

Adjustments for:

Depreciation, depletion, amortization and impairment	1 513	1 391	2 975	2 815

Deferred income tax (recovery) expense	(1 000)	91	(997)	120

Accretion	68	67	139	132

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(231)	245	(511)	618

Change in fair value of financial instruments and trading inventory	76	13	148	(38)

Gain on asset exchange and disposals (note 16)	(158)	(4)	(163)	(167)

Share-based compensation	24	157	(85)	(67)

Exploration	37	—	39	—

Settlement of decommissioning and restoration liabilities	(76)	(90)	(190)	(259)

Other	23	20	36	111

Decrease (increase) in non-cash working capital	428	(416)	(609)	(1 856)

Cash flow provided by operating activities	3 433	2 446	4 981	3 170

Investing Activities

Capital and exploration expenditures	(1 364)	(1 762)	(2 267)	(3 053)

Acquisitions (notes 13 and 14)	—	(123)	—	(1 191)

Proceeds from disposal of assets (note 16)	159	4	166	4

Other investments (note 16)	(42)	(27)	(99)	(84)

Decrease (increase) in non-cash working capital	28	145	(6)	388

Cash flow used in investing activities	(1 219)	(1 763)	(2 206)	(3 936)

Financing Activities

Net (decrease) increase in short-term debt	(1 281)	234	(955)	1 979

Net increase (decrease) in long-term debt	557	(18)	557	(35)

Lease liability payments	(72)	—	(142)	—

Issuance of common shares under share option plans	6	187	41	256

Purchase of common shares (note 9)	(552)	(609)	(1 066)	(998)

Distributions relating to non-controlling interest	(2)	(2)	(4)	(2)

Dividends paid on common shares	(658)	(587)	(1 320)	(1 177)

Cash flow (used in) provided by financing activities	(2 002)	(795)	(2 889)	23

Increase (Decrease) in Cash and Cash Equivalents	212	(112)	(114)	(743)

Effect of foreign exchange on cash and cash equivalents	(26)	12	(46)	54

Cash and cash equivalents at beginning of period	1 875	2 083	2 221	2 672

Cash and Cash Equivalents at End of Period	2 061	1 983	2 061	1 983

Supplementary Cash Flow Information

Interest paid	352	306	506	413

Income taxes paid	282	47	398	664

See accompanying notes to the condensed interim consolidated financial statements.
50 2019 SECOND QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2017	26 606	567	809	17 401	45 383	1 640 983

Net earnings	—	—	—	1 761	1 761	—

Foreign currency translation adjustment	—	—	165	—	165	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $44	—	—	—	119	119	—

Total comprehensive income	—	—	165	1 880	2 045	—

Issued under share option plans	321	(66)	—	—	255	7 098

Purchase of common shares for cancellation (note 9)	(337)	—	—	(661)	(998)	(20 859)

Change in liability for share purchase commitment (note 9)	15	—	—	(10)	5	—

Share-based compensation	—	30	—	—	30	—

Dividends paid on common shares	—	—	—	(1 177)	(1 177)	—

At June 30, 2018	26 605	531	974	17 433	45 543	1 627 222

At December 31, 2018	25 910	540	1 076	16 479	44 005	1 584 484

At January 1, 2019	25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact (note 3)	—	—	—	14	14	—

At January 1, 2019, adjusted	25 910	540	1 076	16 493	44 019	1 584 484

Net earnings	—	—	—	4 199	4 199	—

Foreign currency translation adjustment	—	—	(148)	—	(148)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $107	—	—	—	(313)	(313)	—

Total comprehensive (loss) income	—	—	(148)	3 886	3 738	—

Issued under share option plans	53	(11)	—	—	42	1 197

Purchase of common shares for cancellation (note 9)	(406)	—	—	(660)	(1 066)	(24 952)

Change in liability for share purchase commitment (note 9)	30	—	—	33	63	—

Share-based compensation	—	33	—	—	33	—

Dividends paid on common shares	—	—	—	(1 320)	(1 320)	—

At June 30, 2019	25 587	562	928	18 432	45 509	1 560 729

See accompanying notes to the condensed interim consolidated financial statements.
2019 SECOND QUARTER Suncor Energy Inc. 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing, primarily under the Petro-Canada brand.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2018.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2018. Adoption of the new accounting pronouncements are described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2018.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

3. NEW IFRS STANDARDS

(a) Adoption of New IFRS Standards

IFRS 16 Leases

Effective January 1, 2019, the company adopted IFRS 16 Leases (IFRS 16) which replaces IAS 17 Leases (IAS 17) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with optional exemptions for short-term leases where the term is twelve months or less. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating.

The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no restatement of comparative figures. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (IFRIC) 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of the change is disclosed below.

52 2019 SECOND QUARTER Suncor Energy Inc.

The company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. The company uses its incremental borrowing rate as the discount rate. Lease payments include fixed payments, and variable payments that are based on an index or a rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities and the interest portion of the lease liability is presented within the operating activities of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Under IAS 17

In the comparative period, the company classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the company's statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense over the term of the lease.

As part of the initial application of IFRS 16, the company also chose to apply the following transitional provisions:

Right-of-use assets are measured at:

•
An amount equal to the lease liability on January 1, 2019, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of transition.

The company applied the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•
Adjusted the right-of-use assets by the amount of any provision for onerous leases recognized in the balance sheet immediately before the date of initial application, as an alternative to performing an impairment review.

•
Not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases with a short-term remaining life upon adoption. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

•
Accounted for each lease component and any non-lease components as a single lease component for storage tanks.

•
Used hindsight to determine the lease term if the contract contained options to extend or terminate the lease.
2019 SECOND QUARTER Suncor Energy Inc. 53

The following table reconciles the company's operating lease obligations at December 31, 2018, as previously disclosed in the company's consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

Reconciliation

($ millions)	January 1 2019

Operating leases as at December 31, 2018(1)	2 457

Exemption for short-term leases	(42)

Discounting	(623)

Additional lease liabilities recognized due to adoption of IFRS 16 as at January 1, 2019	1 792

(1)
Undiscounted lease commitments.

The following table summarizes the impact of adopting IFRS 16 on the company's consolidated balance sheets at January 1, 2019. Prior period amounts have not been restated. The effects of the transition have been recognized through retained earnings in equity.

($ millions) increase (decrease)	December 31 2018	Adjustments due to IFRS 16	January 1 2019

Assets

Current assets

Accounts receivable	3 206	(2)	3 204

Property, plant and equipment, net	74 245	(1 267)	72 978

Right-of-use assets, net	—	3 059	3 059

Liabilities and Shareholders' Equity

Current liabilities

Current portion of long-term debt	229	(38)	191

Current portion of lease liabilities	—	276	276

Current portion of provisions	667	(1)	666

Long-term debt	13 890	(1 222)	12 668

Long-term lease liabilities	—	2 777	2 777

Other long-term liabilities	2 346	(1)	2 345

Provisions	6 984	(20)	6 964

Deferred income taxes	12 045	5	12 050

Equity	44 005	14	44 019

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined as the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The lease liabilities recognized in accordance with IFRS 16 were discounted using the company's incremental borrowing rate upon adoption. The weighted average rate of additional leases recognized in accordance with IFRS 16 was 3.85% as at January 1, 2019.

54 2019 SECOND QUARTER Suncor Energy Inc.

4. SEGMENTED INFORMATION (1)(2)

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Revenues and Other Income

Gross revenues	3 985	3 602	994	1 132	5 592	5 898	6	6	10 577	10 638

Intersegment revenues	1 155	578	—	—	34	23	(1 189)	(601)	—	—

Less: Royalties	(341)	(124)	(165)	(187)	—	—	—	—	(506)	(311)

Operating revenues, net of royalties	4 799	4 056	829	945	5 626	5 921	(1 183)	(595)	10 071	10 327

Other income (loss)	1	53	9	—	14	(15)	3	63	27	101

	4 800	4 109	838	945	5 640	5 906	(1 180)	(532)	10 098	10 428

Expenses

Purchases of crude oil and products	404	400	—	—	3 979	4 282	(1 097)	(626)	3 286	4 056

Operating, selling and general	2 060	1 849	114	114	530	494	95	155	2 799	2 612

Transportation	326	291	21	22	27	32	(13)	(10)	361	335

Depreciation, depletion, amortization and impairment	1 060	954	235	249	200	174	18	14	1 513	1 391

Exploration	10	4	66	15	—	—	—	—	76	19

Gain on asset exchange and disposals	(6)	—	(151)	—	(1)	(4)	—	—	(158)	(4)

Financing expenses (income)	74	79	14	11	14	8	(5)	445	97	543

	3 928	3 577	299	411	4 749	4 986	(1 002)	(22)	7 974	8 952

Earnings (Loss) before Income Taxes	872	532	539	534	891	920	(178)	(510)	2 124	1 476

Income Tax (Recovery) Expense

Current	108	45	172	252	192	223	(77)	(107)	395	413

Deferred	(797)	84	(89)	(30)	(66)	26	(48)	11	(1 000)	91

	(689)	129	83	222	126	249	(125)	(96)	(605)	504

Net Earnings (Loss)	1 561	403	456	312	765	671	(53)	(414)	2 729	972

Capital and Exploration Expenditures	856	1 121	268	251	220	370	20	20	1 364	1 762

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trade relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within the Corporate and Eliminations segment.
2019 SECOND QUARTER Suncor Energy Inc. 55

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Revenues and Other Income

Gross revenues	7 204	6 173	1 931	2 149	10 782	11 315	14	15	19 931	19 652

Intersegment revenues	2 117	1 606	—	—	48	44	(2 165)	(1 650)	—	—

Less: Royalties	(539)	(170)	(338)	(348)	—	—	—	—	(877)	(518)

Operating revenues, net of royalties	8 782	7 609	1 593	1 801	10 830	11 359	(2 151)	(1 635)	19 054	19 134

Other income (loss)	11	68	395	(58)	29	(32)	6	66	441	44

	8 793	7 677	1 988	1 743	10 859	11 327	(2 145)	(1 569)	19 495	19 178

Expenses

Purchases of crude oil and products	677	670	—	—	7 043	7 935	(1 813)	(1 702)	5 907	6 903

Operating, selling and general	4 033	3 724	262	225	1 066	986	270	297	5 631	5 232

Transportation	624	517	40	46	56	70	(23)	(24)	697	609

Depreciation, depletion, amortization and impairment	2 052	1 928	482	528	403	328	38	31	2 975	2 815

Exploration	112	27	77	24	—	—	—	—	189	51

Gain on asset exchange and disposals	(10)	(1)	(151)	(162)	(2)	(4)	—	—	(163)	(167)

Financing expenses (income)	143	156	28	12	27	11	(69)	926	129	1 105

	7 631	7 021	738	673	8 593	9 326	(1 597)	(472)	15 365	16 548

Earnings (Loss) before Income Taxes	1 162	656	1 250	1 070	2 266	2 001	(548)	(1 097)	4 130	2 630

Income Tax (Recovery) Expense

Current	149	15	424	455	553	492	(198)	(213)	928	749

Deferred	(737)	141	(122)	(85)	(61)	49	(77)	15	(997)	120

	(588)	156	302	370	492	541	(275)	(198)	(69)	869

Net Earnings (Loss)	1 750	500	948	700	1 774	1 460	(273)	(899)	4 199	1 761

Capital and Exploration Expenditures	1 440	2 113	496	416	302	487	29	37	2 267	3 053

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trade relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within the Corporate and Eliminations segment.
56 2019 SECOND QUARTER Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended June 30	2019			2018
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	3 660	—	3 660	2 919	—	2 919

Bitumen	1 480	—	1 480	1 261	—	1 261

	5 140	—	5 140	4 180	—	4 180

Exploration and Production

Crude oil and natural gas liquids	507	486	993	485	644	1 129

Natural gas	—	1	1	—	3	3

	507	487	994	485	647	1 132

Refining and Marketing

Gasoline	2 660	—	2 660	2 920	—	2 920

Distillate	2 255	—	2 255	2 234	—	2 234

Other	711	—	711	767	—	767

	5 626	—	5 626	5 921	—	5 921

Corporate and Eliminations

	(1 183)	—	(1 183)	(595)	—	(595)

Total Revenue from Contracts with Customers	10 090	487	10 577	9 991	647	10 638

Six months ended June 30	2019			2018
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	6 938	—	6 938	5 869	—	5 869

Bitumen	2 383	—	2 383	1 910	—	1 910

	9 321	—	9 321	7 779	—	7 779

Exploration and Production

Crude oil and natural gas liquids	998	930	1 928	966	1 173	2 139

Natural gas	—	3	3	3	7	10

	998	933	1 931	969	1 180	2 149

Refining and Marketing

Gasoline	4 766	—	4 766	5 308	—	5 308

Distillate	4 638	—	4 638	4 524	—	4 524

Other	1 426	—	1 426	1 527	—	1 527

	10 830	—	10 830	11 359	—	11 359

Corporate, Energy Trading and Eliminations

	(2 151)	—	(2 151)	(1 635)	—	(1 635)

Total Revenue from Contracts with Customers	18 998	933	19 931	18 472	1 180	19 652

(1)
The company adopted IFRS 16 on January 1, 2019 using the modified retrospective transition approach and, therefore, prior periods have not been restated. Refer to note 3 for further information.
2019 SECOND QUARTER Suncor Energy Inc. 57

(2)
Beginning in the first quarter of 2019, results from the company's Energy Trading business are included within each of the respective operating business segments to which the respective trade relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within the Corporate and Eliminations segment.

5. OTHER INCOME

Other income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Energy trading activities

Unrealized gains recognized in earnings	15	35	110	21

(Losses) gains on inventory valuation	(12)	3	(35)	19

Risk management activities(1)	11	(44)	(46)	(69)

Investment and interest income	—	(3)	50	6

Insurance proceeds(2)	34	33	397	33

Other(3)	(21)	77	(35)	34

	27	101	441	44

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

(2)
2019 and 2018 includes insurance proceeds for Syncrude within Oil Sands segment, and six months ended June 30, 2019 includes insurance proceeds for Libyan assets within Exploration and Production segment (note 16).

(3)
Includes $60 million of interest income related to prior period tax settlement recorded in the second quarter of 2018.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense:

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Equity-settled plans	9	8	33	30

Cash-settled plans	15	152	153	241

	24	160	186	271

58 2019 SECOND QUARTER Suncor Energy Inc.

7. FINANCING EXPENSES

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Interest on debt	202	234	412	443

Interest on lease liabilities (note 3)	43	—	88	—

Capitalized interest	(28)	(25)	(56)	(102)

Interest expense	217	209	444	341

Interest on partnership liability	14	14	28	28

Interest on pension and other post-retirement benefits	15	15	30	29

Accretion	68	67	139	132

Foreign exchange (gain) loss on U.S. dollar denominated debt	(231)	245	(511)	618

Foreign exchange and other	14	(7)	(1)	(43)

	97	543	129	1 105

During the second quarter of 2019, the company re-paid its US$140 million (book value of $188 million) senior unsecured notes at maturity, with a coupon of 7.75%, for US$145 million ($195 million), including US$5 million ($7 million) of accrued interest.

In May 2019, the company issued $750 million of senior unsecured Series 6 Medium Term Notes maturing on May 24, 2029. The Series 6 Medium Term Notes have a coupon of 3.10% and were priced at $99.761 per $100 principal amount for an effective yield of 3.128%. Interest is paid semi-annually.

8. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Net earnings	2 729	972	4 199	1 761

(millions of common shares)

Weighted average number of common shares	1 569	1 633	1 574	1 636

Dilutive securities:

Effect of share options	3	8	3	7

Weighted average number of diluted common shares	1 572	1 641	1 577	1 643

(dollars per common share)

Basic earnings per share	1.74	0.60	2.67	1.08

Diluted earnings per share	1.74	0.59	2.66	1.07

2019 SECOND QUARTER Suncor Energy Inc. 59

9. NORMAL COURSE ISSUER BID

On May 1, 2018, the company announced its intention to renew its existing normal course issuer bid (the 2018 NCIB) to continue to repurchase shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2018 NCIB, the company was permitted to purchase for cancellation up to 52,285,330 of its common shares between May 4, 2018 and May 3, 2019. On November 14, 2018, Suncor announced an amendment to the 2018 NCIB, effective as of November 19, 2018, which allowed the company to increase the maximum number of aggregate common shares that it was permitted to repurchase for cancellation between May 4, 2018 and May 3, 2019 to 81,695,830.

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the TSX, NYSE and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company is permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020.

During the second quarter of 2019, the company repurchased 13.0 million common shares under the 2019 NCIB at an average price of $42.46 per share, for a total repurchase cost of $552 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2019	2018	2019	2018

Share repurchase activities (thousands of common shares)

Shares repurchased	13 001	11 860	24 952	20 859

Amounts charged to

Share capital	213	192	406	337

Retained earnings	339	417	660	661

Share repurchase cost	552	609	1 066	998

Under an automatic repurchase plan agreement with an independent broker, the company recorded the following liability for share repurchases that could have taken place during its internal blackout period:

($ millions)	June 30 2019	December 31 2018

Amounts charged to

Share capital	81	111

Retained earnings	119	152

Liability for share purchase commitment	200	263

10. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

•
Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

•
Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to interest rates, commodity price and foreign exchange movements, and which are a component of the company's overall risk management program.
60 2019 SECOND QUARTER Suncor Energy Inc.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2018	1	59	60

Cash Settlements – received during the year	(153)	(23)	(176)

Unrealized gains (losses) recognized in earnings during the year (note 5)	110	(46)	64

Fair value outstanding at June 30, 2019	(42)	(10)	(52)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2019, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at June 30, 2019:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	9	118	—	127

Accounts payable	(97)	(82)	—	(179)

	(88)	36	—	(52)

During the second quarter of 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

The company uses foreign exchange forwards to mitigate its exposure to the effect of future foreign exchange movements on future debt issuance or settlements. As at June 30, 2019, the fair value of foreign exchange forward contracts was $95 million.

Non-Derivative Financial Instruments

At June 30, 2019, the carrying value of fixed-term debt accounted for under amortized cost was $13.0 billion (December 31, 2018 – $12.9 billion) and the fair value was $15.8 billion (December 31, 2018 – $14.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

2019 SECOND QUARTER Suncor Energy Inc. 61

11. PROVISIONS

Suncor's decommissioning and restoration provision increased by $1.2 billion for the six months ended June 30, 2019. The increase was primarily due to a decrease in the credit-adjusted risk-free interest rate to 3.30% (December 31, 2018 – 4.20%). This increase was partially offset by the liabilities settled during the period.

12. RIGHT-OF-USE ASSETS AND LEASES

The company has lease contracts which include storage tanks, railway cars, vessels, buildings, land and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

Right-of-use (ROU) assets within property, plant and equipment:

($ millions)	June 30 2019

Property, plant and equipment, net – excluding ROU assets	73 420

ROU assets	2 978

76 398

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment

Cost

At January 1, 2019	3 326

Additions and adjustments	88

Foreign exchange	(6)

At June 30, 2019	3 408

Accumulated provision

At January 1, 2019	267

Depreciation	163

At June 30, 2019	430

Net ROU assets

At January 1, 2019	3 059

At June 30, 2019	2 978

13. FORT HILLS

During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. The additional interest was an outcome of the commercial dispute settlement agreement reached among the Fort Hills partners in December 2017. Teck Resources Limited (Teck) also acquired an additional 0.42% in the project. Suncor's share in the project has increased to 54.11% and Teck's has increased to 21.31%, with Total E&P Canada Ltd.'s share decreasing to 24.58%.

62 2019 SECOND QUARTER Suncor Energy Inc.

14. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal Energy Limited for $923 million cash. Suncor's share in the Syncrude project has increased to 58.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018.

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional working interest in Syncrude contributed $109 million to gross revenues and a $2 million net loss to consolidated net earnings (loss) from the acquisition date to June 30, 2018.

Had the acquisition occurred on January 1, 2018, the additional working interest would have contributed an additional $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $19.72 billion and consolidated net earnings of $1.77 billion for the six months ended June 30, 2018.

15. INCOME TAXES

In the second quarter of 2019, Suncor recognized a deferred income tax recovery of $1.116 billion related to a decrease in the Alberta corporate tax rate from 12% to 8%. The tax rate decrease will be phased in as follows: 11% effective July 1, 2019, 10% effective January 1, 2020, 9% effective January 1, 2021, and 8% effective January 1, 2022. The deferred income tax recovery of $1.116 billion was comprised of $910 million recovery in the Oil Sands segment, $88 million recovery in the Refining and Marketing segment, $70 million recovery in the Exploration and Production segment and $48 million recovery in the Corporate and Eliminations segment.

16. OTHER TRANSACTIONS

On June 28, 2019, the company completed a transaction to sell its 37% equity interest in Canbriam Energy Inc. (Canbriam) and recognized a gain on sale for the full proceeds of $151 million ($139 million after-tax) in the Exploration and Production segment. The investment in Canbriam was acquired early in 2018 through the exchange of Suncor's northeast British Columbia mineral landholdings, including associated production, and consideration of $52 million. Subsequently, the company

2019 SECOND QUARTER Suncor Energy Inc. 63

wrote down its investment in Canbriam to nil in the fourth quarter of 2018, following an assessment of expected future commodity prices and net cash flows relative to the value of its investment.

During the first quarter of 2019, the company received $363 million in insurance proceeds for its Libyan assets ($264 million after-tax). The proceeds may be subject to a provisional repayment, which may be dependent on the future performance and cash flows from Suncor's Libyan assets.

On September 29, 2018, Suncor along with the other working interest partners in the Joslyn Oil Sands Mining Project, agreed to sell 100% of their respective working interests to Canadian Natural Resources Limited for gross proceeds of $225 million, $82.7 million net to Suncor. Suncor held a 36.75% working interest in Joslyn prior to the transaction. The working-interest partners received cash proceeds of $100 million ($36.8 million net to Suncor) upon closing with the remaining $125 million ($45.9 million net to Suncor) to be received in equal instalments over the next five years. As a result, Suncor has recorded a long-term receivable of $36.7 million within the Other Assets line item and the first instalment of $9.2 million is recorded within the Accounts Receivable line item. The transaction resulted in a gain of $83 million in the Oil Sands segment.

On May 31, 2018, the company completed the previously announced transaction to acquire a 17.5% interest in the Fenja development project in Norway from Faroe Petroleum Norge AS for acquisition costs of US$55 million (approximately $70 million), plus interim settlement costs of $22 million under the acquisition method. This project was sanctioned by its owners in December 2017.

64 2019 SECOND QUARTER Suncor Energy Inc.

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EXHIBIT 99.3